[redacted]

SEC Mail Processing Section
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NOV 3 0 2011
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189

SECUR 11023723 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405-5600 boulevard des Galeries
(No. and Street)

QUEBEC INTY	CANADA	G2K 2H6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU — 418 634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CHABOT GRANT THORNTON
(Name – *if individual, state last, first, middle name*)

600 DE LA GAUCHETIERE O, SUITE 2000	MONTREAL	CANADA	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBRE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raymond Chabot
Grant Thornton

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Raymond Chabot Grant Thornton LLP
Suite 200
140 Grande Allée East
Québec, Québec G1R 5P7

Telephone: 418-647-3151
Fax: 418-647-5939
www.rcgt.com

To the Board of Directors of
Dubeau Capital USA Inc.

In planning and performing our audit of the financial statements of Dubeau Capital USA Inc. (the "Company") as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, excluding consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

As of September 30, 2011, Dubeau Capital USA Inc. is exempt from Rule 15C3-3 under paragraph K-2(a) because the Company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement in the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
November 22, 2011

[1] Chartered accountant auditor permit no. 25067

Raymond Chabot
Grant Thornton

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Raymond Chabot Grant Thornton LLP
Suite 200
140 Grande Allée East
Québec, Québec G1R 5P7

Telephone: 418-647-3151
Fax: 418-647-5939
www.rcgt.com

To the Board of Directors of
Dubeau Capital USA Inc.

We have audited the accompanying financial statements of Dubeau Capital USA Inc. as of and for the year ended September 30, 2011, and have issued our report thereon dated November 22, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. No material inadequacies were found. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP[1]

Montreal, Canada
November 22, 2011

---

[1] Chartered accountant auditor permit no. 25067

DUBEAU CAPITAL USA INC.

Schedule I - Computation of net capital under rule 15C3-1 of the Securities and Exchange Commission as at September 30, 2011
(in US dollars)

Total shareholder's equity as per audited financial statements			$ 128,856
Deductions and / or changes:			
Non-allowable assets			
Other receivables		38	
Other assets		298	336
Net capital before haircuts			128,520
Haircuts			
6% on CA$ held at the bank		2,758	
FIB deductible over $6,000		17,850	20,608
Net capital			107,911
Computation of net capital requirement			
Aggregate indebtedness			
Accounts payable	26,906		
Current income taxes payable	4,017	30,923	
Net Capital requirement			
The greater of			
Minimum net capital required (1/15 of aggregate indebtedness)		2,062	
Minimum dollar net capital requirement		50,000	
Net capital requirement			50,000
Excess net capital			$57,911
Excess net capital at 1,000%			$104,819
Percentage of aggregate indebtedness to net capital			28.66%

DUBEAU CAPITAL USA INC.

Schedule I - Computation of net capital under rule 15C3-1 of the Securities and Exchange Commission as at September 30, 2011
(in US dollars)

Reconciliation with Focus Report

Net Capital as per Part 11A Focus filing		$113,865
Audit adjustments:		
Shareolders' equity	(5,957)	
Deduction of Net Capital	3	128,520
Revised Net Capital		$107,911

No material differences exist

DUBEAU CAPITAL USA INC.

Schedule 2 - Computation for determination of reserve requirements under rule 15C3-3 of the Securities and Exchange Commission as at September 30, 2011
(in US dollars)

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15C3-3

128,520

Dubeau Capital USA Inc.

Financial Statements
September 30, 2011

Raymond Chabot Grant Thornton

Independent Auditors' Report

Raymond Chabot Grant Thornton LLP
Suite 200
140 Grande Allée East
Québec, Québec G1R 5P7

Telephone: 418-647-3151
Fax: 418-647-5939
www.rcgt.com

To the Shareholders and to the Board of Directors of
Dubeau Capital USA Inc.

We have audited the balance sheet of Dubeau Capital USA Inc. as at September 30, 2011 and the statements of earnings and comprehensive income, retained earnings and cash flows for the year then ended persuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2011 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP[1]

Montréal, Canada, November 22, 2011

---

[1] Chartered accountant auditor permit no. 25067

Dubeau Capital USA Inc.
Earnings and Comprehensive Income
Year ended September 30, 2011
(In U.S. dollars)

	2011	2010
	$	$
Revenues		
Investment advisory fees	**81,636**	66,248
Commissions	**21,707**	28,323
Interest	**3,282**	3,716
	106,625	98,287
Expenses		
Wages and benefits	**55,694**	47,558
Clearing fees	**12,089**	12,212
Professional fees	**19,981**	16,268
Assessments	**2,533**	1,956
Travel expenses		1,959
Taxes and licenses	**3,617**	1,375
Telephone	**794**	739
Office supplies	**1,038**	318
Bank fees	**1,192**	1,049
Amortization of intangible assets		30
Foreign exchange loss (gain)	**1,701**	(459)
	98,639	83,005
Earnings before income taxes	**7,986**	15,282
Current income taxes	**1,547**	3,243
Net earnings and comprehensive income	**6,439**	12,039

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Retained Earnings
Year ended September 30, 2011
(In U.S. dollars)

	2011	2010
	$	$
Balance, beginning of year	**32,417**	20,378
Net earnings	**6,439**	12,039
Balance, end of year	**38,856**	32,417

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Cash Flows
Year ended September 30, 2011
(In U.S. dollars)

	2011	2010
	$	$
OPERATING ACTIVITIES		
Net earnings	**6,439**	12,039
Non-cash items		
Amortization of intangible assets		30
Changes in working capital items (Note 4)	**8,498**	(5,607)
Net increase in cash	**14,937**	6,462
Cash, beginning of year	**60,262**	53,800
Cash, end of year	**75,199**	60,262

The accompanying notes are an integral part of the financial statements.

Dubeau Capital USA Inc.
Balance Sheet
September 30, 2011
(In U.S. dollars)

	2011	2010
	$	$
ASSETS		
Current assets		
Cash	**75,199**	60,262
Account receivable from a carrying broker	**34,299**	42,153
Other accounts receivable	**274**	313
	109,772	102,728
Cash deposit with a carrying broker for clearance account	**50,007**	50,007
	159,779	152,735
LIABILITIES		
Current liabilities		
Accounts payable	**26,906**	26,574
Income taxes payable	**4,017**	3,744
	30,923	30,318
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized (Note 3)		
Issued and fully paid		
90,000 common shares	**90,000**	90,000
Retained earnings	**38,856**	32,417
	128,856	122,417
	159,779	152,735

The accompanying notes are an integral part of the financial statements.

On behalf of the Board

Director

Director

Dubeau Capital USA Inc.
Notes to Financial Statements
September 30, 2011
(In U.S. dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the Business Corporations Act (Québec) as of May 25, 2001, is a wholly-owned subsidiary of Duca Investissements Inc. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

2 - SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Recent Accounting standards

In June 2011, the Financial Accounting Standards Board issued new guidance on the presentation of comprehensive income. The new guidance allows an entity two options to present the components of net income and other comprehensive income; (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Additionally, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. This new guidance requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statement presentation.

Financial statements

The functional currency of the Company is U.S. dollars. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. The Company has evaluated all subsequent events through November 22, 2011, the date of issuance of these financial statements.

Revenue recognition

The Company's principal sources of revenue comprise investment advisory fees, commissions and interest income.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting (trade-date basis). Investment advisory fees are recognized as earned on a prorata basis over the term of the contract. Interest income is recognized based on the number of days the investment was held during the year.

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The Company applies the temporal method of accounting for the translation of Canadian dollars into U.S. dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

Income taxes

The Company uses the liabilities method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

Fair value of financial instruments

The estimated fair value of certain financial instruments shown on the financial statements approximates their carrying amount given that they will mature shortly. These financial instruments include cash, cash deposit with a carrying broker, account receivable from a carrying broker, other accounts receivable and accounts payable.

3 - AUTHORIZED CAPITAL STOCK

Unlimited number of common shares, voting and participating, without par value

Unlimited number of class "A" shares, voting, with a non-cumulative annual dividend, preferential on common shares and class "B" shares at a maximum rate of 12% of the redemption price, having priority on common shares and class "B" shares, redeemable and retractable at the fair market value of the consideration received upon issuance, without par value

Unlimited number of class "B" shares, non-voting, with a non-cumulative annual dividend, preferential on common shares at a maximum rate of 13% of the redemption price, having priority on common shares, redeemable at the fair market value of the consideration received upon issuance, without par value

4 - INFORMATION INCLUDED IN CASH FLOWS

The changes in working capital items are detailed as follows:

	2011	2010
	$	$
Account receivable from a carrying broker	**7 854**	(12 591)
Prepaid expenses		389
Other accounts receivable	**39**	(196)
Accounts payable	**332**	6 617
Income taxes payable	**273**	174
	8 498	(5 607)

Cash flows relating to income taxes and interest on operating activities are detailed as follows:

	2011	2010
	$	$
Income taxes paid (received)	**1 274**	3 069
Interest received	**3 327**	3 415

5 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES AND FINANCIAL RISKS

The Company is exposed to market risk through its use of financial instruments, resulting from its operating activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed to are as follows.

Market risk

Market risk is the potential change in an instrument's value caused by interest rates fluctuations and currency exchange rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the type of market risk faced by the Company:

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to foreign exchange risk due to cash and accounts payable denominated in Canadian dollars. As at September 30, 2011, cash denominated in Canadian dollars totalled $45,972 (C$47,760) ($53,201 (C$54,786) as at September 30, 2010) and accounts payable denominated in Canadian dollars totalled $15,000 (C$15,583) ($14,621 (C$15,057) as at September 30, 2010).

The Company does not enter into arrangements to hedge its foreign exchange risk.

(In U.S. dollars)

5 - FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES AND FINANCIAL RISKS (Continued)

Credit risk

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company processes and settles various customer transactions through a carrying broker. Execution of these tramsactions may expose the Company to a default risk arising from the potential that customers, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management considers that the Company's exposure to credit risk is not significant because the carrying broker is subject to regulatory rules.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Company does not expect non-performance by counterparties in the above situation.

As at September 30, 2011, the Company had $45,767 of cash with one financial institution ($46,183 as at September 30, 2010).

6 - COMMITMENTS

Under an agreement with the parent company, the Company is committed to pay monthly administrative and overhead fees of $2,500. These fees may be waived by the parent company with no expectation of future recovery. For the year ended September 30, 2011, the parent company waived its right to the agreement, consequently, no administrative and overhead fees were charged.

Also, under an agreement with a clearing broker, the Company is commited to pay various fees based on the number of transactions cleared. The minimum monthly fee is $1,000, based on the last six months' average. The agreement is in force for two years from the date the Company first clears transactions and subsequently to this initial term, either party may terminate this agreement by giving a 45-day prior written notice to the other party. The Company began to clear transactions in December 2003. Since December 2005, none of the party has noticed to the other party his intention to terminate this agreement.

(In U.S. dollars)

7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3–1, which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6,67% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at September 30, 2011, the Company has a net capital of $107,911 which exceeds the required net capital of $50,000 by $57,911. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1 as at September 30, 2011.